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                                                                          EXHIBIT 12

                    PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
                 COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                                         --------------------------
                                                          For the Quarters Ended
                                                                       March 31,
                                                         --------------------------
                                                            2001          2000
                                                         ------------  ------------
Earnings as Defined in Regulation S-K (A):
Net Income                                                      $261          $270
Income Taxes                                                     153           183
Fixed Charges                                                    200           172
                                                         ------------  ------------
Earnings                                                        $614          $625
                                                         ============  ============

Fixed Charges as Defined in Regulation S-K (B):

Total Interest Expense                                          $171          $143
Interest Factor in Rentals                                         3             3
Preferred Securities Dividend Requirements                        21            21
Preferred Stock Dividends                                          3             3
Adjustment to Preferred Stock Dividends to
     state on a pre-income tax basis                               2             2
                                                         ------------  ------------
Total Fixed Charges                                             $200          $172
                                                         ============  ============

Ratio of Earnings to Fixed Charges                              3.07          3.63
                                                         ============  ============

(A) The term "earnings" shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and
     (b) the actual amount of any preferred stock dividend requirements of majority-owned subsidiaries which were included in such fixed charges amount but not deducted in the determination of pretax income.

(B) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for Public Service Enterprise Group Incorporated.

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